Exhibit 99.2

MIKE HUMPHRIES

CERTIFICATE OF QUALIFIED PERSON

Re: Constancia Project Technical Report, October 15, 2012

I, Michael E.T. Humphries, B.Eng., P. Eng., of Aurora, Ontario, do hereby certify that:

1.                                      I am currently employed as Director — Engineering Studies with HudBay Minerals Inc. (the “Issuer”), 800 — 25 York Street, Toronto, Ontario, Canada, M5J 2V5.

2.                                      I graduated from McGill University, Montreal, Quebec, Canada in 1971 with a degree in Metallurgical Engineering.

3.                                      I am a member in good standing of Professional Engineers Ontario, Registration # 20903019.

4.                                      I have over 40 years of general management experience in my profession in the zinc, copper, nickel and cobalt extractive metallurgy field, covering operations, engineering, procurement, commercial contracting and energy policy at major mining operations in Canada.

5.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (“43-101”) and certify that, by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.                                      I was responsible for the supervision of the compilation of the Executive Summary and for the preparation, with the assistance of other contributing colleagues, of sections 2, 3, 13, 17, 18, 19, 21, 22 and 27 of the “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” (the “Technical Report”).

7.                                      As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

8.                                      I have been involved in various technical reviews of processing and infrastructure aspects of the project since early 2011 and visited the site in June, 2011 with a focus on infrastructure and port facilities.

9.                                      I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where “A technical report required to be file by a producing issuer is not required to be prepared by or under supervision of an independent qualified person”.

10.                               I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

11.                               I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated as of October 15, 2012.

Original signed by:

Michael Humphries

Michael Humphries, B. Eng., P. Eng.